As filed with the Securities and Exchange Commission on December 28, 2007

Registration No. 333-116672

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of Issuer of deposited securities as specified in its charter)

N/A

(Translation of Issuer's name into English)

ISRAEL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 333-100616 and 333-13212).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of owners of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

owners of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by Issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 8, 1982, as amended on September 29, 1986, August 28, 1987, March 13, 1990, March 6, 1992, March 5, 1993 and April 13, 1993, as further amended and restated as of February 12, 1997, as further amended and restated as of October 18, 2005, and as further amended and restated as of January ___, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement of The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the Issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered owner of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 28, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of the Par Value of NIS 0.10 each of Teva Pharmaceutical Industries Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Teva Pharmaceutical Industries Limited has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Petach Tikva, Israel on December 28, 2007.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By: /s/ Shlomo Yanai

Name: Shlomo Yanai

Title:  President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Shlomo Yanai, George Barrett and Dan Suesskind, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on December 28, 2007.

/s/ Eli Hurvitz Eli Hurvitz Chairman	/s/ George Barrett George Barrett Authorized U.S. Representative
_____________________________ Phillip Frost Vice Chairman	/s/ Shlomo Yanai Shlomo Yanai President and Chief Executive Officer (Principal Executive Officer)
_____________________________ Roger Abravanel Director	/s/ Dan S. Suesskind Dan S. Suesskind Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Ruth Cheshin Ruth Cheshin Director
_____________________________ Abraham E. Cohen Director
/s/ Meir Heth Meir Heth Director
_____________________________ Roger Kornberg Director
/s/ Moshe Many Moshe Many Director
/s/ Leora Meridor Leora Meridor Director
/s/ Dan Propper Dan Propper Director
/s/ Max Reis Max Reis Director
/s/ Michael Sela Michael Sela Director
_____________________________ Dov Shafir Director
/s/ Gabriela Shalev Gabriela Shalev Director
/s/ David Shamir David Shamir Director
_____________________________ Harold Snyder Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

     1

Form of Deposit Agreement dated February 8, 1982, as amended on September 29, 1986, August 28, 1987, March 13, 1990, March 6,

1992, March 5, 1993 and April 13, 1993, as further amended and restated as of February 12, 1997, as further amended and restated as of

October 18, 2005, and as further amended and restated as of January ___,

2008, among Teva Pharmaceutical Industries Limited, The Bank of New York as Depositary, and all Owners and Holders

from time to time of American Depositary Shares issued thereunder.

     2

Form of Letter Agreement of The Bank of New York relating to pre-release activities.

 4

Previously Filed.